FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


                         For the month of February, 2011


                         Commission File Number: 0-19415

                         MAGIC SOFTWARE ENTERPRISES LTD.
                 (Translation of Registrant's Name into English)


                    5 HaPlada Street, Or-Yehuda, Israel 60218
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F |_|Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
                               Rule 101(b)(1): N/A

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
                               Rule 101(b)(7): N/A

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                   Yes |_| No |_|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

       1. Magic Software Reports Record Results for Q4 and Full Year 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2011
                                                  Magic Software Enterprises Ltd


                                                  By: /s/ Amit Birk
                                                  ----------------------------
                                                  Amit Birk
                                                  VP, General Counsel

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EXHIBIT INDEX
Exhibit Number  Description of Exhibit

10.1 Magic Software Reports Record Results for Q4 and Full Year 2010